LETTER OF INTENT FOR AGREEMENT TO ACQUIRE ONE HUNDRED PERCENT OF THE ISSUED AND OUTSTANDING SHARES OF ACE RENT A CAR, INC.

This agreement (the "Agreement") is made and entered into as of this 2nd day of August, 2012 (the "Effective Date") by and between Ecologic Transportation, Inc., a Nevada corporation ("EGCT"), with its principal address at 1327 Ocean Avenue, Suite B, Santa Monica, CA 90401, and ACE Rent A Car, Inc., an Indiana corporation ("ACE"), with its principal address at 4529 W. 96th St, Indianapolis, IN 46268 (EGCT and ACE are each a "Party" and together, the "Parties").

This Agreement sets forth the terms of understanding of the Parties as to the Proposed Transaction (defined below). The Parties recognize that the Proposed Transaction will require further documentation, including the preparation and approval of formal written contracts setting forth the terms and conditions of the Proposed Transaction (the "Definitive Agreement"). Nevertheless, the Parties are executing this Agreement to evidence their intention to proceed in mutual good faith to complete the work required to come to final closing (the "Closing") on the purchase and sale of ACE to EGCT. If EGCT is unable to secure funding and provide satisfactory evidence that meets ACE's approval for the purchase of ACE as described herein within 120 days of the date of this Agreement, then this Agreement will be terminated. At the sole discretion of each party it may be renegotiated.

The proposed terms and conditions include the following:

I. Proposed Transaction. EGCT will, subject to the terms and conditions set forth herein, acquire One Hundred Percent (100%) of the equity interests in ACE together with all the assets used in connection with the business as well as Minnesota Rent A Car LLC dba ACE Rent A Car, Texas Rent A Car LLC dba ACE Rent A Car, and ACE Rent A Car Reservations, Inc. (the "Assets"). The equity interests and the Assets are hereinafter referred to collectively as the "Business". This Agreement is based upon the information EGCT has received to date and EGCT's meetings and conversations with ACE and its owners and representatives.

II. Purchase of the Stock and the Assets. At the Closing, it is intended that EGCT, or a wholly-owned subsidiary thereof (the "Buyer"), will acquire good and marketable title to all the shares of stock, of every kind and type, of ACE (the "Stock") from the shareholders of ACE (the "Shareholders") free and clear of all liens, claims, preemptive rights, rights of first refusal, voting and other restrictions and encumbrances of every kind and nature, and subject only to the liabilities and obligations stated on the most recent audited balance sheet of ACE and those incurred in the ordinary course of business thereafter. In addition, in consideration for the purchase price, ACE and/or the Shareholders will transfer to Buyer all its or their right, title and interest in and to the Assets, subject only to such liens and encumbrances as ACE shall disclose to Buyer, and Buyer shall approve.

III. Purchase Price. The Parties are, after negotiation, in mutual agreement on the Purchase Price of Twelve Million, Nine Hundred Thousand Dollars ($12,900,000) for the Business. At the Closing, it is intended that EGCT will pay Twelve Million Four Hundred Thousand Dollars ($12,400,000) by wire transfer of immediately available funds to the Shareholders and shall issue, to the satisfaction of the Shareholders, a Five Percent (5%), Five Hundred Thousand ($500,000) Senior Secured Convertible Debenture ("Note") due twenty-four (24) months from the record date of issuance. The payment and the Note will represent all of the consideration due and payable for the Business.

IV. Senior Secured Convertible Debenture. The terms of the Note shall be as follows:

A. Seniority and Security. The Note shall be a senior obligation of EGCT, if any, outstanding at Closing and/or at any time during the term of the Note. The Note shall be secured by the ACE Business.

B. Annual Interest Rate. The Interest Rate on the Note will be Five Percent (5%) ("Interest Rate").

C. Term and Maturity. The term of the Note will be twenty (24) months (the "Note Term"). The Note will mature and be due and payable twenty-four (24) months from the record date of issuance ("Maturity Date").

D. Interest Payment. The annual interest rate of Five Percent (5%) will be paid in cash on a quarterly basis in the amount of Six Thousand Two Hundred Fifty Dollars ($6,250) every Ninety (90) days during the Note Term.

E. Conversion. At any time and from time to time after twelve (12) months from the record date of issuance until payment in full of the Note, the Note holders may convert all or any part of the principal amount of the Note ("Principal Amount"), plus accrued interest, into shares of EGCT's common stock, at the price per share of One dollar ($1.00). To convert the Note, the Holder shall deliver written notice of conversion to EGCT at its address as set forth in the terms and conditions of the Note. The date upon which the conversion shall be effective shall be deemed to be the date set forth in the Conversion Notice.

V. Key Management. The key management at ACE will sign new employment agreements and/or continue with existing employment agreements for a period of not less than two (2) years. After eighteen (18) months, the key management at ACE will inform EGCT of their desire to continue employment with ACE past the two (2) year term of their employment agreement. If the ACE management chooses not to continue with their respective roles at ACE, then EGCT will have an option to employ the ACE executives for a minimum of six (6) months after the two (2) year term of their employment agreement has expired. The terms and conditions of any employment agreement will be negotiated in good faith by the Parties

VI. Special Event. ACE is currently negotiating a vehicle purchase that is outside its normal course of business by purchasing approximately one hundred (100) 2010 model year Saabs at a substantial discount. The intent is to buy and sell these vehicles in a prompt manner. Any proceeds after expenses which include license, title, transportation and repair will be considered

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extraordinary income and will be payable either as ordinary income to the Shareholders or, if both parties agree, as an increase to the purchase price. In the event this purchase has a negative financial impact, ACE will deduct the corresponding amount lost from the purchase price. A separate accounting will be created by ACE for EGCT's review.

VII. Due Diligence, Additional Documentation. The Proposed Transaction is contingent upon the satisfactory completion by Buyer and ACE of: (i) the due diligence regarding the representations, warranties, indemnities and disclosures concerning ACE's financial condition, liabilities, results of operations, business, and other matters as are normal, customary and appropriate in transactions of the type and size proposed herein and as are acceptable to Buyer; (ii) the entering into of a mutually acceptable, in each Parties' sole discretion, Definitive Agreement; and (iii) the execution and delivery of all appropriate ancillary documentation reasonably required by Buyer (the "Ancillary Documents"). As part of the Ancillary Documents, the Shareholders will be required to sign a three (3) year non-compete, no-hire and non-solicitation agreement. In addition to the foregoing, specific conditions to the Buyer's obligation to consummate the transaction will include without limitation: (i) Buyer's approval in its sole discretion of a business, legal and financial review of ACE by Buyer and its advisors; and (ii) the absence of any material adverse change in the business, assets, results of operations, financial condition and prospects of ACE.

VIII. Definitive Agreement. In accordance with a mutual understanding between ACE and EGCT, the Definitive Agreement shall specifically contain the following provisions in addition to those listed in Section VII above.

F. JENBOB, Inc. ("JENBOB"), the real estate holding company controlled by Richard Radzis and Charles Mullen, which owns several of the car rental locations used by ACE, shall pay ACE (which will be owned by the Buyer after closing) the sum of approximately One Million Two Hundred Ninety Nine Thousand Three Hundred Ninety Nine Dollars ($1,299,399) after Closing, immediately after the EGCT payment funds are credited to the selling Shareholders' accounts, in repayment of a loan made previously by ACE to JENBOB for the purchase of real estate by JENBOB.

G. EGCT understands that the loan ACE is holding in the amount of Three Hundred Fifty Thousand Dollars ($350,000.00) made from Richard Radzis and Charles Mullen in equal amounts of One Hundred Seventy Five Thousand will be repaid to Radzis and Mullen at closing.

H. At Closing, arrangements will be in place with lending institutions that have liens on all assets being purchased by the Buyer for Richard Radzis and Charles Mullen to be released from any and all personal guarantees on behalf of ACE.

I. JENBOB and Rental Car Properties LLC will draft leases on those properties under its control which are or will be used by EGCT for the operation of ACE. Those leases shall be for a three (3) year term with two (2), three (3) year renewal options.

J. Employment contracts will be entered into with Richard Radzis, Charles Mullen, and Julie Ray for the initial term of two (2) years with renewal options as described in Section V above. The annual salaries for Richard Radzis and Charles Mullen shall be in

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the amount of One Hundred Fifty Eight Thousand Dollars ($158,000) each in addition to which they will each have use of a company vehicle, health insurance, and four (4) weeks of paid vacation per year. The annual salary for Julie Ray shall be in the amount of One Hundred Fifteen Thousand Dollars ($115,000) and use of a company vehicle, health insurance, and four (4) weeks of paid vacation per year. Performance bonuses or other production inducements will be developed and mutually agreed upon at a time when the business structure is well enough defined to make such a conversation practical.

K. At the close of the 2011 – 2012 audit, year end distributions shall be paid to the Shareholders in the amount of five (5%) percent of retained earnings.

IX. Excluded Liabilities; Indemnification. Subject to the terms of the Definitive Agreement and Ancillary Documents, ACE shall indemnify and hold Buyer harmless from and against: (i) liabilities arising from any currently pending or threatened litigation involving ACE; (ii) liabilities for environmental matters relating to the operation of ACE prior to Closing; (iii) liabilities for taxes related to the operation of ACE prior to Closing; (iv) any breach by ACE of a representation or warranty in the Agreement and Ancillary Documents; (v) undisclosed liabilities related to pre-closing periods; and (vi) such other matters as shall be agreed upon by the Parties.

X. Exclusivity; No-Shop. Until 5:00 p.m. Indianapolis, Indiana time on the date that is One Hundred Twenty (120) days after the Effective Date (the "Exclusivity Period"), EGCT and ACE shall not, and each of them shall cause its respective Representatives (as defined below) not to: (i) commit to or consummate, directly or indirectly, a merger, business combination, sale of stock or assets (other than sales of vehicles or immaterial assets in the ordinary course of business) or similar transaction involving ACE (any such transaction, a "Company Sale"); (ii) encourage, solicit, participate in or initiate discussions concerning a Company Sale with any party, other than EGCT and its affiliates; or (iii) directly or indirectly provide information regarding ACE or its business or assets to any party for the purpose of encouraging, soliciting, participating in or initiating discussions concerning a Company Sale, other than to EGCT and its affiliates. The Shareholders further agree that they shall, and shall cause ACE and each of their respective affiliated companies (in which they own shares) and their Representatives to, immediately terminate any discussions with any party with respect to a Company Sale, if any.

For purposes of this letter, the term "Representatives" means, with respect to any person or entity, its directors, officers, employees, members, stockholders, managers, partners, affiliates, financers, consultants and advisors (including any financial advisors, legal counsel and independent auditors).

Should the funds commitment to conclude this Agreement not be secured by EGCT within the stated 120 day time frame, for a period of two years from the date of termination of this Agreement ACE will be bound not to (i) commit to or consummate, directly or indirectly, a merger, business combination, sale of stock or assets (other than sales of vehicles or immaterial assets in the ordinary course of business) or similar transaction with any party with whom EGCT was negotiating for funding (any such transaction, a "Company Sale"); (ii) encourage, solicit, participate in or initiate discussions concerning a Company Sale with any party with whom EGCT was negotiating for funding; or (iii) directly or indirectly provide information regarding

ACE or its business or assets to any party for the purpose of encouraging, soliciting, participating in or initiating discussions concerning a Company Sale with any party with whom EGCT was negotiating for funding. EGCT will supply ACE the name of the funding institution or institutions within 30 days of termination of this Agreement.

XI. Operation of the Business. Between the Effective Date and the Closing, the Shareholders will cause ACE to operate in the ordinary course of business, consistent with past practices. Without limiting the foregoing, the Shareholders shall cause ACE to: (i) maintain its properties and other assets in good working condition (normal and expected); (ii) pay all accounts payable, purchase inventory and collect all accounts receivable in the ordinary course of business consistent with past practices; (iii) make capital expenditures in accordance with ACE's current budget; and (iv) use reasonable efforts to maintain its business and employees, customers, assets and operations as an ongoing business and in accordance with past practices.

XII. Cooperation. During the term of this Agreement, EGCT and ACE agree to work exclusively and in good faith to: (i) provide such information as is reasonably requested; (ii) undertake and complete due diligence; (iii) draft the Definitive Agreement and Ancillary Documents that will be necessary to effectuate the Proposed Transaction and to close such Proposed Transaction; and (iv) cooperate in all other matters reasonably related to the Proposed Transaction.

XIII. Conditions. The Parties understand that this Agreement represents their understanding with respect to the contemplated transaction, does not contain all matters upon which agreement must be reached, creates no legal obligation on the part of any Party hereto except for the obligations with respect to exclusivity and confidentiality, and that any transaction will be subject, among other things, to the satisfaction of each of the following conditions:

L. The execution of this Agreement and Ancillary Documents with respect to the sale of the Business which shall contain the terms and conditions set forth herein and such other provisions customarily contained in agreements of this nature and are mutually approved by the parties in their sole individual discretion;

M. The execution of non-competition/non-solicitation agreements;

N. The completion by Buyer of its business, accounting and legal review of ACE with results to the satisfaction of Buyer, in its sole discretion;

O. The operation of ACE's business in the ordinary course of business, consistent with past practices, and there having occurred no material adverse change since December 31, 2011 in the business, financial condition, assets, liabilities or prospects of ACE;

P. The Parties having obtained (i) any consents of third parties that may be necessary, and (ii) any governmental approvals that may be necessary;

Q. Key employees identified by Buyer upon completion of due diligence having entered into employment agreements with ACE on terms satisfactory to both Parties; and

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R. The Buyer having obtained financing, in an amount sufficient to fund the Purchase Price and ongoing working capital needs of ACE on terms satisfactory to Buyer.

XIV. Stockholder Vote. To the extent legally necessary, EGCT agrees to solicit the affirmative vote of its stockholders with respect to the Proposed Transaction.

XV. Termination. This Agreement shall terminate on the earlier to occur of the entering into the Definitive Agreement or One Hundred Twenty (120) days from the Effective Date, unless extended by the Parties; provided, however, that termination of this Agreement shall not excuse either Party from any breach of any binding obligation hereunder.

XVI. Confidentiality. The Parties agree and acknowledge that this Agreement, the Proposed Transaction and the Parties' mutual participation therein require the highest trust and confidence, both by reason of their mutual positions and responsibilities, and by reason of their access and contact with confidential and proprietary business information of the Parties in working to consummate the Proposed Transaction. Accordingly, the Parties agree that during the term of this Agreement and for twelve (12) months thereafter:

S. Each Party shall use its best efforts and exercise utmost diligence to protect and safeguard the confidential and proprietary information of the other Party, including its data, records, compilations of information, processes, programs, know-how, improvements, discoveries, marketing plans, strategies, forecasts, unpublished financial statements, budgets, projections, licenses, price, costs, files, documents, drawings, memoranda, notes or other documents, whether maintained electronically or in any other manner, relating to the business of the other Party, and whether obtained prior to or during the term of this Agreement (all such information is hereinafter called the "Confidential Information"). The disclosure of Confidential Information may be made to each Party's Representatives on a need to know basis so long as such Representatives agree to comply with the terms and provisions of this Agreement in the same manner as each Party is bound hereby, and with each Party remaining responsible for the actions and disclosures of such Representatives.

T. Each Party shall maintain in confidence the existence of this Agreement and the fact that discussions pertaining to the Proposed Transaction have occurred or are occurring between the Parties, and the content of those discussions, whether oral, written or in any other form.

U. Confidential Information shall not include information that: (i) is generally known to the public through no act or omission of the receiving Party; (ii) is received by a Party on a non-confidential basis from a third party who, to such Party's knowledge, has come to lawfully know or possess the Confidential Information without any breach of an obligation of confidentiality or non-use to the disclosing Party or any third party, and whose disclosure to the receiving Party does not result, to the receiving Party's knowledge, in any breach of any obligation of confidentiality or non-use to the disclosing Party; or (iii) has been specifically released in writing from the confidentiality provisions of this Agreement.

V. If a receiving Party is required to disclose any Confidential Information under applicable governmental laws or regulations or under order of a court of competent jurisdiction, it may do so but then only to the extent minimally required to comply with the order's terms. If a receiving Party becomes subject to such an order, the receiving Party will promptly inform the disclosing Party in writing of the existence, terms and circumstances surrounding the order, consult with the disclosing Party on the steps to be taken to avoid or restrict the disclosure, and give the disclosing Party the opportunity to prevent or limit the disclosure. The exception set forth in this clause XVI. V. does not apply or have effect merely because the disclosing Party has filed or will file Confidential Information with any governmental agency, such as a patent application.

W. When the Proposed Transaction is completed, the Agreement is terminated, or upon the disclosing Party's request, the receiving Party shall promptly return or destroy all documents or other tangible materials containing and/or embodying any Confidential Information (including without limitation all copies, reproductions, summaries and notes of the contents thereof), and shall, upon request, provide the disclosing Party with certification that the provisions of this paragraph have been met.

XVII. Representations. Each Party represents and warrants to the other that: (a) it is duly organized, validly existing and in good standing under the laws of the state and country of its organization or formation; (b) it has the full power and authority to enter into, deliver and perform its obligations under, and carry out the provisions of, this Agreement; (c) the person executing this Agreement on behalf of such entity has been duly authorized to do so, and such person has duly signed and delivered this Agreement; (d) this Agreement constitutes a valid and binding agreement of such Party; (e) all action required to be taken to authorize, execute, deliver and perform under this Agreement has been taken, and no further approval of any governing person is necessary to consummate this Agreement; (f) the execution, delivery and performance of this Agreement by it are within its corporate power, have been duly authorized by all necessary corporate action, do not conflict with any other agreement or arrangement to which such entity is a party or by which it is bound, and do not require the consent of any third party; and (g) it will exercise its good faith in performing under this Agreement.

XVIII. Transaction Expenses. ACE and the Shareholders, on the one hand, and EGCT, on the other hand, will each pay their respective costs and expenses incurred in connection with the transaction contemplated by this Agreement (including fees and expenses of attorneys, accountants and other representatives and advisors). In furtherance of the foregoing, ACE shall pay the fees and expenses of any broker engaged by ACE, if any, related to the disposition of ACE.

XIX. Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

XX. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to its principles regarding conflicts of law, and the terms and conditions hereof shall extend to and be binding on the Parties and their respective successors in business and assigns.

Ecologic Transportation, Inc.	**ACE Rent A Car, Inc.**
"EGCT"	**("ACE")**
By: ________________	By: ________________
Print: William B. Nesbitt	Print: Richard Radzis
Title: Pres & CEO	Title: President
Date: 8/2/12	Date: 8-2-12